Exhibit 99.1
Press Release
Hydrogenics Announces Resignation of Wesley Twiss as Director of the Board
MISSISSAUGA, ONTARIO — August 15, 2006 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), announced today that Wesley Twiss has resigned as a director of the Company as a result of the board’s succession planning process and on account of his other board commitments. Mr. Twiss had been a Company director since 2003.
“On behalf of the Board of Directors and the senior management of Hydrogenics, I wish to personally thank Wesley for his outstanding contribution to the Company during his tenure, particularly for his previous service as Chairman of the Audit Committee. We wish him all the best in the future,” said Norman Seagram, Chairman of the Board.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
Media Contact:
Jane Dalziel, Director of Corporate Communications
Hydrogenics Corporation
Phone: +1-905-361-3639
Email: media@hydrogenics.com